

September 17, 2013

Via E-mail
Sarah Newell
Vice President
The Bank of New York Mellon Trust Company, N.A., as Trustee
919 Congress Avenue, Suite 500
Austin, Texas 78701

Re: **SandRidge Mississippian Trust II**
                Form 10-K for the Fiscal Year Ended December 31, 2012
                Filed March 15, 2013
                Response Letter dated August 21, 2013
                File No. 001-35508

Dear Ms. Newell:

We have reviewed your filing and response letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Notes to Consolidated Financial Statements, page F-6

Note 9 Supplemental Information on Oil and Natural Gas Producing Activities, page F-13

Oil and Natural Gas Reserve Quantities (Unaudited), page F-15

1.   We acknowledge your response to comment 4 in our letter dated July 30, 2013 with respect to expanding the disclosure on page F-16 relating to the 2012 revisions of previous estimates. Based on the information presented on page F-16, it appears the Trust recognized significant reductions in the December 31, 2011 proved oil and natural gas amounting to 6,430.0 MBbls or approximately 53% of the oil reserves and 12,337.6 MMcf or approximately 15% of the natural gas reserves "due to pricing and well

Sarah Newell
The Bank of New York Mellon Trust Company, N.A., as Trustee
September 17, 2013
Page 2

performance as additional information was obtained through the continued horizontal development of and production from the Mississippian formation during the period." In light of the requirement for your estimates of proved reserves to be reasonably certain, we re-issue prior comment 4 in part and ask that you please explain to us the proportion of the total change in your 2012 oil and natural gas reserves attributable to well performance and additional information obtained through the continued horizontal development of the Mississippian formation and the nature of the well performance and drilling related issues.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the comments. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant